SI 16022365

SEC
Mail Processing
Section
NOV 28 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B. Street, Suite 2204
(No. and Street)

San Diego	CA	92101-4507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard S. Levenson — 619 234-3235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard S. Levenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Financial Corporation, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____

2 ____

3 ____

4 ____

5 ____

6 ______________________ ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 21 day of 11, 2016,
by *Date* *Month* *Year*
(1) Richard Levenson
(and (2) ________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

OFFICIAL SEAL
N. CHAVEZ
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 2024279
SAN DIEGO COUNTY
MY COMM. EXP. MAY 12, 2017

Signature ________________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ________________ Document Date: ________

Number of Pages: _____ Signer(s) Other Than Named Above: ________________

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Western Financial Corporation
San Diego, CA 92101

I have audited the accompanying statement of financial condition of Western Financial Corporation (the "Company"), as of September 30, 2016, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the fiscal year then ended. These financial statements arc the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
November 12, 2015

Western Financial Corporation
Statement of Financial Condition
September 30, 2016

Assets

Cash		$ 37,261
Clearing broker deposit		25,062
Commissions receivable		50,594
Total assets		$ 112,917

Liabilities and Stockholders' Equity

Liabilities

Salaries and commissions payable		$ 31,353
Accrued expenses		13,155
Deferred tax liability		1,071
Total liabilities		45,579

Stockholders' Equity

Common stock no par value, 7,500 shares authorized, 3,500 shares issued and outstanding	$ 0	
Additional paid-in capital	57,538	
Retained earnings	9,800	67,338
Total liabilities and stockholders' equity		$ 112,917

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Income
For the Year Ended September 30, 2016

Revenues	
Commissions	$ 605,930
12b-1 Fees	29,202
Investment banking fees	25,000
Interest income	10
Other income	4,751
Total revenues	664,893
Expenses	
Accounting	12,920
Auto expenses	39,173
Clearing charges	45,925
Compliance services	5,288
Employee compensation and benefits	411,677
Occupancy	37,644
Parking	8,487
Payroll Taxes	21,395
Pension	15,135
Publications and computer services	2,806
Regulatory fees	7,174
Telephone, internet, cable	13,910
Travel and entertainment	18,254
Other operating expenses	19,548
Total expenses	659,336
Net income before income tax provision	5,557
Income tax provision – current	(1,854)
Income tax provision – deferred	931
Net income	$ 4,634

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2016

	Common Shares	Common Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, September 30, 2015	3,500	$ 0	$ 57,538	$ 5,166	$ 62,704
Net income				4,634	4,634
Balance, September 30, 2016	3,500	$ 0	$ 57,538	$ 9,800	$ 67,338

The accompanying notes are an integral part of these financial statements

Western Financial Corporation

Statement of Cash Flows
For the Year Ended September 30, 2016

Cash flows from operating activities:		
Net income		$ 4,634
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ 4,688	
Clearing Deposit	(62)	
(Decrease) increase in:		
Salaries and commissions payable	(6,648)	
Accrued expenses	4,686	
Deferred tax liability	(931)	
Total adjustments		1,733
Net cash provided by (used in) operating activities		6,367
Cash flows provided by investing activities:		-
Cash flows provided by financing activities:		-
Net increase (decrease) in cash		6,367
Cash at beginning of year		30,894
Cash at end of year		$ 37,261
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest paid	$ 0	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Notes to Financial Statements
September 30, 2016

Note 1 – Organization and Nature of Business

Western Financial Corporation (the "Company") was incorporated in the State of California on October 7, 1971 under the name of JB Financial. On April 16, 1974, the Company changed the name to Western Financial Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities
- Collection of variable annuity residual trailing commissions
- Corporate finance and investment banking advisory services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking – Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking retainer fees are recorded at the time the fee is received, management or success fees are recorded when revenue is earned (at the close of the deal.)

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Statement of Cash Flows - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000. The clearing broker deposit at September 30, 2016 was $25,062.

Note 5 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2016, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 50,594	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 6 – Related Party

For the year ended September 30, 2016 there were no related party transactions.

Note 7 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2016, the Company had net capital of $ 67,338 which was $17,338 in excess of its required net capital of $50,000. The Company's net capital ratio was .68 to 1.

Note 9 – Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred
Federal	$ 1,054	$ 931
State	800	0
Total income tax expense (benefit)	$ 1,854	$ 931

Note 10 – Exemption (k) (2) (ii) from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Leases

The Company leases office space through June 30, 2017. For the fiscal year ended September 30, 2016, rent expense was $37,644. At September 30, 2016, future minimum lease payments under the lease agreement were as follows:

2017	$19,373

Note 12 – Retirement Plan

Western Financial Corporation sponsored a SIMPLE IRA plan, which is an IRA-based plan that gives small employers a simplified method to make contributions toward their employees' retirement and their own retirement. Under a SIMPLE IRA plan, employees may choose to make salary reduction contributions and the employer makes matching or non-elective contributions. All contributions are made directly to an Individual Retirement Account or Individual Retirement Annuity (IRA) set up for each employee (a SIMPLE IRA). SIMPLE IRA plans are maintained on a calendar-year basis. The SIMPLE IRA plan was established to cover all full-time employees who elect to participate in the plan. The Company matches each employee's salary reduction contribution on a dollar-for-dollar basis up to 3% of the employee's compensation. During the year ended September 30, 2016 there were employer contributions made for eligible participants of the SIMPLE IRA plan in the amount of $15,135.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end September 30, 2016 through November 12, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Western Financial Corporation
Schedule I - Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
September 30, 2016

Computation of net capital

Stockholders' equity			$ 67,338
Total equity			67,338
Less: Non allowable assets			0
Net capital			67,338

Computation of net capital requirements

Minimum net capital requirements			
6-2/3% of net aggregate indebtedness	$ 3,040		
Minimum dollar net capital required	$ 50,000		
Net capital required (greater of above)			50,000
Excess net capital			$ 17,338
Ratio of aggregate indebtedness to net capital	0.68	to 1	
Total liabilities net of deferred and subordinated loans	$ 45,579		

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital as reported on the Company's unaudited X-17A-5 report	$ 66,725
Increase in allowable assets	2,607
Decrease in accrued liabilities	(1,994)
Net capital shown here	$ 67,338

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2016

A computation of reserve requirement is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Western Financial Corporation
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of September 30, 2016

Information relating to possession or control requirements is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
Western Financial Corporation
San Diego, CA 92101

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Western Financial Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, (copy of check number 3567, dated 4/22/16), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Statement of Income (Loss) and FOCUS Reports), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Statement of Income and FOCUS Reports) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. (Not applicable)

I was not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Rocklin, California
November 12, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Part III
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Western Financial Corporation

I have reviewed management's statements, included in the accompanying Western Financial Corporation (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions from October 1, 2015 to September 30, 2016 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
November 12, 2016

WESTERN FINANCIAL
CORPORATION
600 B STREET • SUITE 2204 • SAN DIEGO, CA 92101
(619) 544-0260 (800) 488-5990

November 7, 2016

Ms. Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d)(4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule above, the following information is provided:

Under its membership agreement with FINRA, and in accordance with Rule 15c3-3 (k)(2)(ii), Western Financial Corporation ("Western") clears all customer transactions on a fully-disclosed basis with its clearing firm, Wedbush Securities, Inc. ("Wedbush") and it promptly transmits all customer funds and securities to Wedbush.

Western met the exemption under Section 240. 15c3-3(k)(2)(ii) for the period October 1, 2015 through September 30, 2016.

There were no exceptions.

Sincerely,

Richard S. Levenson
President and CEO

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